Exhibit 99.1

LightInTheBox Completes $5.49 Million Private Placement to Accelerate AI-Driven Transformation

Chairman and CEO Jian He Participates in the Financing, Reinforcing Long-Term Alignment with Shareholders

SINGAPORE, August 13, 2026 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global consumer lifestyle company, announced the completion of a private placement financing on August 10, 2026, raising approximately $5.49 million in gross proceeds.

Pursuant to the private placement, the Company issued an aggregate of 21,397,409 ordinary shares at a purchase price of $0.2566667 per ordinary share, equivalent to $3.08 per American Depositary Share (“ADS”), with each ADS representing twelve ordinary shares.

Jian He, Chairman and Chief Executive Officer of LightInTheBox, participated in the financing through Conner Growth Holding Limited, an entity wholly owned by Mr. He, investing approximately $1.09 million. Following the transaction, Mr. He beneficially owns approximately 24.1% of the Company’s outstanding ordinary shares.

The Company intends to use the proceeds to strengthen its financial flexibility and accelerate its strategic transformation for the AI era, including investments in AI-enabled product discovery and creation, personalization, merchandising, content, customer engagement and operating infrastructure.

LightInTheBox believes artificial intelligence reshapes not only how e-commerce businesses operate, but also how consumers discover, evaluate and ultimately choose products. As traditional online shopping evolves from primarily search- and transaction-driven experiences toward more personalized, interactive and increasingly intent-driven experiences, the Company sees an opportunity to build a new generation of consumer commerce capabilities around this shift.

LightInTheBox has been increasingly integrating AI into its operations, including merchandising, product development, content creation, marketing, customer engagement and internal workflows. These initiatives are designed to improve productivity and decision-making while enabling the Company to respond more rapidly to consumer preferences and emerging demand.

Going forward, LightInTheBox plans to continue evolving from a traditional global e-commerce platform toward an AI-enabled consumer platform where consumers can not only shop, but also discover, create, personalize and bring their ideas to life.

About LightInTheBox Holding Co., Ltd.

Founded in 2007, LightInTheBox is a global direct-to-consumer (DTC) e-commerce company dedicated to delivering a joyful lifestyle to consumers worldwide. Leveraging AI-driven market insights and agile supply chain systems, the Company aims to capture consumer preferences and sentiment to offer differentiated products and drive consumer engagement through deeper emotional resonance.

LightInTheBox also adopts a brand matrix strategy by launching its own apparel brands, including Ador, to further strengthen its position as a global consumer lifestyle company. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, and its business outlook, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business developments, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance its customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

Investor Relations Contact

Investor Relations
LightInTheBox Holding Co., Ltd.
Email: ir@ador.com

Serena Huang
Octans Capital Group
Email: litb@octanscap.com